May 23, 2013

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

ATTN: Ms. Deborah O’Neal-Johnson

RE:	Columbia Funds Series Trust
Columbia Capital Allocation Moderate Aggressive Portfolio
Columbia Capital Allocation Moderate Conservative Portfolio

Post-Effective Amendment No. 115
File No. 333-89661/811-09645

Columbia Funds Series Trust II
Columbia Capital Allocation Aggressive Portfolio
Columbia Capital Allocation Conservative Portfolio
Columbia Capital Allocation Moderate Portfolio

Post-Effective Amendment No. 85
File No. 333-131683/811-21852

Columbia Capital Allocation Aggressive Portfolio, Columbia Capital Allocation Conservative Portfolio, Columbia Capital Allocation Moderate Aggressive Portfolio, Columbia Capital Allocation Moderate Conservative Portfolio and Columbia Capital Allocation Moderate Portfolio (each a “Fund,” together the “Funds”)

Dear Ms. O’Neal-Johnson:

This letter responds to comments received via telephone on May 13, 2013 for the above-referenced Post-Effective Amendments. Comments and responses are outlined below:

For the Funds

Comment 1:	Under the Investment Objective in the Summary for each Fund, please move the second sentence to the Principal Investment Strategies section.

Response:	We will move the second sentence of the Investment Objective to the Principal Investment Strategies section.

Comment 2:	In footnote (d) to the Fees and Expenses of the Fund table, please remove the second sentence from the footnote and move it to Item 10.

Response:	We will remove the second sentence from footnote (d) and move it to Item 10.

Comment 3:	If the Funds’ fees have increased, please provide an explanation as to why.

Response:	By way of background, at a shareholder meeting held on February 27, 2013, shareholders of Columbia Capital Allocation Aggressive Portfolio, Columbia Capital Allocation Conservative Portfolio and Columbia Capital Allocation Moderate Portfolio approved an amendment to the Funds’ Investment Management Services Agreement (IMS Agreement) to revise the Funds’ fee structure to add an investment advisory fee payable by the Funds for their investments in certain asset categories (essentially, on investments other than affiliated mutual funds). The IMS Agreement for the Funds would otherwise remain the same in all respects, including that no investment advisory fees would be payable directly by the Funds with respect to investments in other funds in the Columbia fund complex since these funds themselves pay an investment advisory fee to Columbia Management Investment Advisers, LLC (Columbia Management). As noted in the proxy statement relating to such proposal, “investment advisory fees are expected to increase, but overall Fund expenses may be lower than if the Funds’ assets were invested exclusively in underlying funds advised by Columbia Management. That is, although the proposed amendment to the IMS Agreement would result in higher “direct” investment advisory fees for net assets invested in securities, direct investment by the Funds in securities, rather than in underlying funds advised by Columbia Management, decreases the “indirect” fees (often referred to as “acquired fund” fees and expenses) incurred by the Fund as a result of its investment in underlying funds.

It was further noted in the proxy statement that “under the proposed amendment and based on the allocation of the Funds’ assets as of August 31, 2012, it is expected that the investment advisory fee rate will increase 0.0145% for Columbia Capital Allocation Conservative Portfolio, 0.003% for Columbia Capital Allocation Moderate Portfolio and 0.006% for Columbia Capital Allocation Aggressive Portfolio, as described in the proxy statement (assuming the current portfolio positions of the funds).” To the extent that the investment is securities yields a modest increase in investment advisory fees, it may be more than offset by the indirect or acquired fees and expenses the Funds would have incurred had those same assets been invested in affiliated mutual funds.

The Funds’ fiscal year end is January 31. The new management fee structure noted above for the Funds took effect March 1, 2013. The “management fees” of the Funds, as will be noted in the Funds’ prospectus to be filed under Rule 485(b), are based on pro forma expenses of the Funds for the 12-month period ended January 31, 2013, with such pro forma management fee expense aligning substantially with the estimate noted in the proxy statement.

Comment 4:	If the adviser can recoup any of the fees as referenced in footnote (g) to the Fees and Expenses of the Fund table, please disclose to staff the terms and conditions.

Response:	There are no arrangements currently in place that permit recoupment of fees by the adviser.

Comment 5:	The Principal Investment Strategies section of the prospectus states “By investing in a combination of Underlying Funds and other securities described in the 20% Sleeve, the Fund seeks to minimize the risks typically associated with investing in a traditional mutual fund.” Please explain (1) if the Fund will use the 20% Sleeve to invest in derivatives; (2) what is meant by “traditional mutual fund” – does this mean all equity mutual funds or typical asset allocation funds; and (3) explain how investing in the 20% Sleeve is less risky.

Response:	(1) The Fund may invest, within its 20% Sleeve, in derivatives; however, within this sleeve, the Fund may also invest in third-party advised (unaffiliated) funds and exchange-traded funds (ETFs), equity securities and fixed income securities (including treasury inflation protected securities (TIPS)).

(2) “Traditional mutual fund” was meant to refer to funds that generally invest in stocks and/or bonds and that are not asset allocation type-funds, which are generally designed for investors seeking investment goals over particular time horizons.

(3) The relevant statement in the prospectus provides: “By investing in a combination of Underlying Funds and other securities described in the 20% Sleeve, the Fund seeks to minimize the risks typically associated with investing in a traditional mutual fund.” As such, the Funds may invest in affiliated funds, unaffiliated funds, ETFs, equity securities and fixed income securities, including treasury inflation protected securities (TIPS). In this regard, it is the combination (or the totality) of the Funds’ investments that affords the Funds the potential to further spread their risks of investing (including, in particular, when looking through to the number of investments within underlying funds’ portfolios) as compared to a “traditional mutual fund” that invests in stocks and/or bonds, which would typically provide a more concentrated and less diversified portfolio.

Comment 6:	Columbia Capital Allocation Conservative Portfolio. The narrative above Asset Class Exposures in the Principal Investment Strategies section does not indicate that the Fund can invest up to 90% of its net assets in fixed income securities. Please add.

Response:	We will revise the narrative in the Principal Investment Strategies section to include disclosure that the Fund can invest up to 90% of its net assets in fixed income securities.

Comment 7:	In the footnote under Asset Class Exposures in the Principal Investment Strategies section, please explain how the “net notional amounts” are calculated.

Response:	The Funds have used futures contracts as part of their principal investment strategies. In the case of futures contracts, for a notional future calculation, we would take the total value of the leveraged position. For example, one S&P 500 Index futures contract obligates the buyer to 250 units of the S&P 500 Index. If the index is trading at $1,000, then the single futures contract is similar to investing $250,000 (250 x $1,000). Therefore, $250,000 is the notional value underlying the futures contract. If we had a long and short positions, we would net the value of the leveraged position.

Comment 8:	Under Principal Risks, please consider adding page numbers to the Appendix references in the “Risks of Underlying Funds.”

Response:	This risk has been eliminated from the prospectus. The risk entitled “Fund-of-Funds Risk”, which was included in the filing, provides the intended risk discussion relating to the risks of investing in underlying funds, which, therefore, makes the inclusion of “Risks of Underlying Funds” in the Funds’ prospectus duplicative and unnecessary.

Comment:	Columbia Capital Allocation Moderate Conservative Portfolio. In the second paragraph under the Principal Investment Strategies section, there is a typographical error in the last sentence. The phrase “a higher” is repeated twice.

Response:	We will correct the typographical error.

Comment 9:	Under More Information About the Funds – Investment Objectives, does Columbia Management have a policy to provide notice to shareholders regarding changing the investment objectives.

Response:	The investment objective of each of Columbia Capital Allocation Moderate Aggressive Portfolio and Columbia Capital Allocation Moderate Conservative Portfolio is not a fundamental policy of the Funds and, therefore, may be changed by the Funds’ Board of Trustees without shareholder approval. If these Funds’ objective were changed by the Board, a supplement would be filed with the SEC and made available to shareholders. The investment objective of each of Columbia Capital Allocation Aggressive Portfolio, Columbia Capital Allocation Conservative Portfolio and Columbia Capital Allocation Moderate Portfolio is a fundamental policy, which may only be changed with shareholder approval, in which case shareholders would receive a proxy statement in connection therewith.

Comment 10:	Under More Information About the Funds – Portfolio Holdings Disclosure, please confirm if Columbia Management discloses this information on its website. If so, please add the web address.

Response:	Columbia Management does disclose portfolio holdings on its website. We will add the web address to the disclosure.

In connection with the above-referenced Filings, the Registrants hereby acknowledge the following:

The disclosures in the Filings are the responsibility of the Registrants and the Registrants are fully responsible for the adequacy or accuracy of the disclosures in the Filings. The Registrants represent to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the Filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the Filings, and the Registrants represent that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact me at (212) 850-1703 or Katina A. Walker at (612) 671-6990.

Sincerely,

/s/ Joseph L. D’Alessandro

Joseph L. D’Alessandro

Assistant Secretary

Columbia Funds Series Trust

Columbia Funds Series Trust II